================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*
                             -----------------------

                               PENTON MEDIA, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   709668 10 7
                                 (CUSIP Number)

                                STACEY W. SEEWALD
                         C/O SANDLER CAPITAL MANAGEMENT
                          767 FIFTH AVENUE, 45TH FLOOR
                               NEW YORK, NY 10153
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 with a copy to:
                                 DOUGLAS A. CIFU
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10019

                                 MARCH 19, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-----------------------------                      -----------------------------
709668 10 7                                                        Page  2 of 33


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sandler Capital Management
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      2,451,091
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,451,091
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,451,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.13%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
709668 10 7                                                        Page  3 of 33


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sandler Investment Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      2,451,091
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,451,091
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,451,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.13%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
709668 10 7                                                        Page  4 of 33


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sandler Capital Partners V, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        1,748,281
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        1,748,281
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,748,281
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.19%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
709668 10 7                                                        Page  5 of 33


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sandler Capital Partners V FTE, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        638,591
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        638,591
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  638,591
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.96%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
709668 10 7                                                        Page  6 of 33


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sandler Capital Partners V Germany, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        64,219
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        64,219
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  64,219
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.20%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
709668 10 7                                                        Page  7 of 33


ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Schedule 13D (this "STATEMENT") relates is the common stock, par value $.01 per share (the "COMMON STOCK"), of Penton Media, Inc., a Delaware corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are Penton Media, Inc., 1300 East Ninth Street, Cleveland, Ohio 44114.


ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, by each of the following persons:

         (i) Sandler Capital Partners V, L.P., a Delaware limited partnership, ("SANDLER V"), by virtue of its beneficial ownership of 1,748,281 shares of the Common Stock covered by this Statement;

         (ii) Sandler Capital Partners V FTE, L.P., a Delaware limited partnership, ("SANDLER V FTE"), by virtue of its beneficial ownership of 638,591 shares of the Common Stock covered by this Statement;

         (iii) Sandler Capital Partners V Germany, L.P., a Delaware limited partnership, ("SANDLER V GERMANY," and together with Sandler V and Sandler V FTE, the "SANDLER V PARTNERSHIPS"), by virtue of its beneficial ownership of 64,219 shares of the Common Stock covered by this Statement;

         (iv) Sandler Investment Partners, L.P., a Delaware limited partnership ("SIP"), by virtue of it being the general partner of each of the Sandler V Partnerships; and

         (v) Sandler Capital Management, a registered investment advisor and a New York general partnership ("SCM"), by virtue of it being the general partner of SIP.

The Sandler V Partnerships, SIP and SCM are sometimes referred to herein collectively as the "REPORTING Persons." Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

         There are eleven general partners of SCM (the "GENERAL PARTNERS"). The General Partners are MJDM Corp., Four JK Corp., ALCR Corp., ARH Corp., TERPSI Corp., SERF Corp., RAK SCM Corp., RF SCM Corp., SAM SCM Corp., DRP SCM Corp. and WAB SCM Corp., each of which is a New York corporation with a business address of 767 Fifth Avenue, 45th Floor, New York, New York 10153. The attached SCHEDULE A sets forth the controlling persons, the executive officers and the directors of each of the General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         None of the Reporting Persons and to the best of each of the Reporting Person's knowledge, none of the persons named in SCHEDULE A hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

-----------------------------                      -----------------------------
709668 10 7                                                        Page  8 of 33


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds for the purchase of the securities that are the subject of this filing was contributions from partners of the Sandler V Partnerships.

         The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.


ITEM 4.  PURPOSE OF TRANSACTION.

         On March 19, 2002, pursuant to the Amended and Restated Series B Convertible Preferred Stock and Warrant Purchase Agreement (the "PURCHASE AGREEMENT"), the Issuer completed the sale of 40,000 shares of its Series B Convertible Preferred Stock, par value $.01 per share (the "PREFERRED STOCK"), and warrants (the "WARRANTS") to purchase 1,280,000 shares of the Issuer's Common Stock, for $40 million (the "INITIAL CLOSING") in a private placement to ABRY Partners, ABACUS Master Fund, Ltd. and the Sandler V Partnerships (collectively the "Investors"). The net proceeds from the sale of the Preferred Stock and Warrants were used to repay indebtedness. The Purchase Agreement is set forth as EXHIBIT 2 hereto. The Preferred Stock is governed by the Series B Convertible Preferred Stock Certificate of Designations (the "CERTIFICATE OF DESIGNATIONS"), set forth as EXHIBIT 3 hereto. The Warrants are governed by the terms and conditions substantially similar to those contained in the form of Warrant ("FORM OF WARRANT"), set forth as EXHIBIT 4 hereto.

         On March 28, 2002, pursuant to the Purchase Agreement the Issuer completed the sale of an additional 10,000 shares of Preferred Stock and Warrants to purchase 320,000 shares of Common Stock (the "FINAL CLOSING"). At the Initial Closing, Sandler V, Sandler V FTE and Sandler V Germany acquired 8,559 shares of Preferred Stock, 3,126 shares of Preferred Stock and 315 shares of Preferred Stock, respectively, and Warrants to purchase 273,888 shares of Common Stock, Warrants to purchase 100,032 shares of Common Stock and Warrants to purchase 10,080 shares of Common Stock, respectively. At the Final Closing, Sandler V, Sandler V FTE and Sandler V Germany purchased an additional 2,140 shares of Preferred Stock, 782 shares of Preferred Stock and 78 shares of Preferred Stock convertible, respectively, and additional Warrants to purchase 68,480 shares Common Stock, 25,024 shares Common Stock, and 2,496 shares Common Stock, respectively.

         By virtue of their potential status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons and the Investors may be deemed to have shared voting and dispositive power over the shares owned by other members. Except to the extent explicitly set forth herein, neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of the Investors are the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         The following is a description of the material terms of the Preferred Stock and Warrants:

LIQUIDATION PREFERENCE.
----------------------

         Upon the Issuer's liquidation, dissolution or winding up, each holder of Preferred Stock will be entitled to be paid in cash, before any distribution or payment is made on the Issuer's Common Stock, an amount per share equal to the greater of:

-----------------------------                      -----------------------------
709668 10 7                                                        Page  9 of 33


         o the liquidation value of such share, as described below, plus accrued and unpaid dividends,

         o the amount that the holder would be entitled to receive in connection with a liquidation event had such holder converted the Preferred Stock into shares of the Issuer's Common Stock immediately prior to such liquidation event, and

         o the product of the number of shares of Common Stock into which such share is convertible immediately prior to the liquidation event and the applicable minimum share price, as described in "Redemption" below, as of the date of such liquidation event.

         For purposes of calculating the number of shares of Common Stock into which shares of Preferred Stock are convertible in the event of a liquidation, dissolution or winding up, because no actual conversion occurs, the limitations with respect to conversion discussed under the heading "Limitations on the Investors' Right to Convert, Exercise, Vote or Sell" are not applicable.

         The initial liquidation value per share of the Preferred Stock is $1,000. If the Preferred Stock is not converted or redeemed prior to March 19, 2008, the liquidation value per share will increase to $4,570 if stockholder approval of the issuance of the Common Stock and exercise of the Warrants and an increase in the number of authorized shares of Common Stock in the Issuer's charter (the "STOCKHOLDER APPROVAL") has been obtained as of such date or $9,140 if such approval has not been obtained. In the event of a change of control, unless a holder of the Preferred Stock requires the Issuer to redeem its shares as described below, such holder may require the Issuer to make a payment on its Preferred Stock at the liquidation preference, subject to the Issuer's satisfaction of the Issuer's obligations under the indentures governing the 10 3/8% senior subordinated notes and any notes issued under the Issuer's recently announced bond offering.

DIVIDENDS.
---------

         From the date of issuance until March 19, 2008, the dividends on the Preferred Stock will accrue daily on the sum of the then applicable liquidation value and the accrued dividends thereon at an annual rate of 7% per annum unless, at any time during such period, the Stockholder Approval has been obtained. The dividend rate will decrease to 5% per annum upon receipt of the Stockholder Approval. The dividend rate will decrease to 5% per annum retroactive to the date of issuance of the Preferred Stock, to the extent of any Preferred Stock still outstanding, if the Issuer obtains the Stockholder Approval by September 19, 2002. Otherwise, the reduced dividend will only apply from and after the date such approval is obtained. From and after March 19, 2008, the dividends will accrue at a rate of 15% per annum.

         Dividends are payable semi-annually in cash only if declared by the Issuer's Board of Directors and approved by no less than 75% of the Preferred Stock then outstanding. The provisions of the Issuer's debt instruments limit the Issuer's ability to pay dividends in cash and the Issuer has no present intention to pay cash dividends on the Preferred Stock.

         Upon the occurrence of certain triggering events, the dividend rate increases by one percentage point, with further one percentage point increases per quarter up to a maximum increase of five percentage points if any such event is continuing. The triggering events include:

         o failure to pay the liquidation preference or any cash dividends, to the extent declared, when due;

-----------------------------                      -----------------------------
709668 10 7                                                        Page 10 of 33


         o failure to comply with specified covenants and obligations contained in the Certificate of Designations or Purchase Agreement;

         o failure to comply with the other covenants and obligations contained in the Certificate of Designations or Purchase Agreement and such failure is not cured within 90 days;

         o any representation or warranty in the Purchase Agreement is proven to be false or incorrect in any material respect;

         o any default that results in the acceleration of indebtedness, where the principal amount of such indebtedness, when added to the principal amount of all other indebtedness then in default, exceeds $5.0 million or final judgments for the payment of money aggregating more than $1.0 million (net of insurance proceeds) are entered against the Issuer and are not discharged, dismissed, or stayed pending appeal within 90 days after entry; and

         o the Issuer initiates or consents to proceedings under any applicable bankruptcy, insolvency, composition, or other similar laws or make a conveyance or assignment for the benefit of the Issuer's creditors generally or any holders of any lien takes possession of, or a receiver, administrator, or other similar officer is appointed for, all or substantially all of the Issuer's properties, assets or revenues and is not discharged within 90 days.

CONVERSION.
----------

         Subject to certain conditions discussed specified under the heading "Limitations on the Investors' Right to Convert, Exercise or Sell" below, each share of Preferred Stock is convertible at any time at the holder's option into the number of shares of the Issuer's Common Stock computed by multiplying the number of shares of Preferred Stock to be converted by the liquidation value, plus accrued but unpaid dividends, divided by the conversion price. The conversion price for the Preferred Stock initially will be $7.61, subject to certain anti-dilution adjustments described in the immediately following paragraph.

         Adjustments will be made to the conversion price if dilutive events specified in the Certificate of Designations for the Preferred Stock occur before the conversion of the Preferred Stock. These events include stock splits, stock dividends and sales of Common Stock or securities convertible into Common Stock at prices lower than either the conversion price of the Preferred Stock or the volume weighted average closing share price of the Issuer's Common Stock for the preceding 30 trading days. If any of these events occur, the maximum number of shares of Common Stock issuable upon conversion of the Preferred Stock would increase.

         The conversion price of the Preferred Stock will not be adjusted for an issuance of Common Stock regardless of the sales price:

         o related to the granting of Common Stock or options to purchase Common Stock to the Issuer's employees pursuant to the Issuer's stock option plans or the exercise of currently outstanding options;

         o        upon conversion of the Preferred Stock;

         o        upon exercise of the Warrants;

         o        in certain situations, for consideration other than cash;

-----------------------------                      -----------------------------
709668 10 7                                                        Page 11 of 33


         o subject to certain limits, to a bank or similar financial institution in connection with a loan or other indebtedness for borrowed money; or

         o pursuant to an underwritten offering but only if the sale price is greater than the conversion price then in effect.

         If the Issuer does not obtain the Stockholder Approval on or prior to June 28, 2002, the conversion price will be automatically reduced by 20%. Thereafter, until the Issuer obtains such approval, every 90 days the conversion price will be reduced by 20% of the conversion price then in effect. In no event will the conversion price reduction related to the failure to timely obtain the Stockholder Approval exceed 50% of the conversion price that would have been in effect had the Issuer not failed to obtain the Stockholder Approval, and upon the Issuer's receipt of the Stockholder Approval, the conversion price will be readjusted as if no adjustments for failure to timely obtain the Stockholder Approval had occurred.

         In addition, if the Issuer fails to comply with specific covenants contained in the Purchase Agreement, the conversion price of the Preferred Stock will be reduced by $0.76 (adjusted for stock splits and similar transactions). The conversion price will readjust to what it would have been absent such breach (to the extent of any shares of Preferred Stock still outstanding) once the breach is cured. In addition, no such reduction to the conversion price will be made at any time that representatives of the Investors constitute a majority of the Board of Directors.

         Finally, if the Issuer's leverage ratio (as defined in the Purchase Agreement) exceeds 7.5 to 1.0 for any quarterly period beginning on December 31, 2002, and such leverage ratio remains in excess of 7.5 to 1.0 for a period of 90 days, the conversion price of the Preferred Stock will be reduced by $0.76 (adjusted for stock splits and similar transactions). Thereafter, until the leverage ratio reduces below 7.5 to 1.0, every 90 days the conversion price will be reduced by another $0.76 (adjusted for stock splits and similar transactions), subject to a maximum reduction not to exceed $3.80 (adjusted for stock splits and similar transactions). The conversion price will readjust to what it would have been absent such event (to the extent of any shares of Preferred Stock still outstanding) once the leverage ratio reduces below 7.5 to
1.0. In addition, no such reduction to the conversion price will be made at any time that representatives of the Investors constitute a majority of the Board of Directors.

         The Issuer may require the holders to convert the Preferred Stock into Common Stock at any time provided that:

         o no triggering event, as described in "Dividends" above or "Registration Rights" below, has occurred and is continuing and the Issuer has obtained Stockholder Approval;

         o the proposed conversion would not occur within 30 days of any period during which trading by the Issuer's officers or directors is restricted by the Issuer's policies or within 90 days of another conversion at the Issuer's option;

         o the volume weighted average closing share price of the Issuer's Common Stock for the preceding 30 trading days is equal to or greater than the applicable minimum share price, as set forth below;

         o the aggregate number of shares of the Issuer's Common Stock issued upon conversion of the Preferred Stock at the Issuer's election during any period of 12 consecutive weeks does not exceed 15% of the aggregate volume of the Issuer's shares traded on the New York

-----------------------------                      -----------------------------
709668 10 7                                                        Page 12 of 33


                  Stock Exchange during the 12 week period ended on the Saturday immediately preceding the notice date; and

         o the aggregate number of shares of Preferred Stock converted at any one time does not exceed the sum of 12,500 (adjusted for stock splits and similar transactions).

         The conversion rights with respect to the Preferred Stock discussed immediately above are subject to certain limitations which are discussed under the heading "Limitations on the Investors' Right to Convert, Exercise, Vote or Sell" below.

REDEMPTION.
----------

         The Issuer may redeem the Preferred Stock at any time, in whole or in part, provided that the redemption price is equal to the amount the holders of Preferred Stock would receive on an as-converted basis (without regard to any limitations on conversion) assuming a Common Stock share price equal to the greater of the volume weighted average closing share price of the Issuer's Common Stock for the preceding 30 trading days and the applicable minimum share price derived from the following schedule:

         If being redeemed prior to the third anniversary                               $15.18
         If being redeemed after the third, but before the fourth anniversary           $17.51
         If being redeemed after the fourth, but before the fifth anniversary           $19.31
         If being redeemed after the fifth, but before the sixth anniversary            $23.26

         In the event of a change of control, any holder of Preferred Stock may require the Issuer to redeem all of its Preferred Stock at the redemption price determined above.

BOARD REPRESENTATION.
--------------------

         The Preferred Stock entitles the holders thereof initially to three board seats. On March 19, 2008, the holders of a majority of the Preferred Stock then outstanding, if any, will be entitled to appoint one less than a minimum majority of the Board of Directors. However, at such time as the holders of Preferred Stock cease to hold shares of Preferred Stock having an aggregate liquidation preference of at least $25 million, they will lose the right to appoint the director for one of these three board seats. At such time as the holders of Preferred Stock cease to hold shares of Preferred Stock having an aggregate liquidation preference of at least $10 million and such holders' beneficial ownership of the Issuer's Preferred Stock and Common Stock constitutes less than 5% of the aggregate voting power of the Issuer's voting securities, the holders of Preferred Stock will no longer have the right to appoint any directors to the Board of Directors.

         In addition, upon the occurrence of the triggering event described in the sixth bullet point in "Dividends" above, the holders of a majority of the Preferred Stock may appoint a minimum majority of the Issuer's Board of Directors. Upon the occurrence of the triggering events described in the first and second bullet points in "Dividends" above, the holders of a majority of the Preferred Stock may appoint one less than a minimum majority of the Board of Directors. Upon the occurrence of the triggering events described in the third, fourth and fifth bullet points in "Dividends" above, the holders of a majority of the Preferred Stock may nominate two additional members to the Issuer's Board of Directors and, if such triggering events have not been cured or waived prior to the end of the next succeeding quarter, may appoint one less than a minimum majority the Issuer's Board of Directors. At such time as the holders of Preferred Stock cease to hold shares of Preferred Stock having an aggregate liquidation preference of at least $10 million and such holders' beneficial ownership of the Issuer's Preferred Stock and Common

-----------------------------                      -----------------------------
709668 10 7                                                        Page 13 of 33


Stock constitutes less than 5% of the aggregate voting power of the Issuer's voting securities, the holders of Preferred Stock will no longer have the right to appoint additional directors upon these events.

         The Issuer has also granted the holders of the Preferred Stock the right to have representatives attend meetings of the Board of Directors until such time as they no longer own any Preferred Stock, Warrants or shares of Common Stock issued upon conversion of the Preferred Stock and exercise of the Warrants.

VOTING RIGHTS.
-------------

         The holders of the Preferred Stock are entitled to vote on all matters submitted to the vote of the Issuer's stockholders, voting as a single class with the common stockholders on an as-converted basis. In addition, the Issuer may not, without the affirmative vote of the holders of not less than 75% of the Preferred Stock then outstanding:

         o amend, modify, restate, or repeal the Issuer's certificate of incorporation or bylaws in any way that would alter the rights of the Preferred Stock or create any new class of capital stock having rights senior to or on parity with the Preferred Stock;

         o authorize or issue any new or existing class of capital stock or any security convertible into or exchangeable for, or having rights to purchase, any shares of the Issuer's stock having any preference or priority senior to or on parity with the Preferred Stock;

         o increase or decrease the authorized number of shares of Preferred Stock;

         o reclassify the Issuer's capital stock into shares having any preference or priority senior to or on parity with any preference or priority of the Preferred Stock;

         o pay or declare any dividend on any shares of the Issuer's capital stock (other than dividends on the Issuer's Common Stock payable in additional shares of the Issuer's Common Stock) or apply any of the Issuer's assets to the redemption, retirement, purchase, or acquisition, directly or indirectly, of any shares of the Issuer's capital stock, other than redemptions of the Preferred Stock and certain repurchases of shares of common stock from the Issuer's current or former employees pursuant to contractual rights; or

         o increase the size of the Issuer's Board of Directors to more than 12 directors, other than as may be required to satisfy the rights of the Preferred Stock described above.

COVENANTS.
---------

         Without the prior approval of a majority of the holders of the shares of Preferred Stock then outstanding the Issuer may not:

         o use the proceeds from the sale of the Preferred Stock and Warrants other than to refinance the Issuer's credit facility and for general corporate purposes;

         o make any restricted payment or restricted investment unless the Issuer's leverage ratio is less than 6.0 to 1.0 and such restricted payment or restricted investment would otherwise be permitted under the indenture governing the 10 3/8% senior subordinated notes after

-----------------------------                      -----------------------------
709668 10 7                                                        Page 14 of 33


                  the application of a deemed restricted payment in an amount equal to the aggregate liquidation value of the Preferred Stock then outstanding;

         o enter into any agreement (or amend or modify the terms of any existing agreement, including the Issuer's Credit Agreement, the Indenture or the New Indenture (each as defined in the Purchase Agreement)), or any refinancing thereof which would modify the definition of "Change of Control," "Continuing Directors" or "Voting Equity Interests" (as defined in such instruments), or restrict the Issuer's ability to comply with the terms of the Purchase Agreement or any of the Related Documents (as defined in the Purchase Agreement); provided, however, that the Issuer may refinance any indebtedness under the Credit Agreement, the Indenture or the New Indenture so long as the terms of such refinancing are no more restrictive (including with respect to maturity) with respect to the Issuer's ability to pay any amount due to the Investors under the Purchase Agreement or the Certificate of Designations than the terms set forth in the Credit Agreement, the Indenture or New Indenture, as applicable.

         o prior to the sixth anniversary of the issuance date, sell any of the Issuer's assets, including the capital stock of the Issuer's subsidiaries, unless such sale is in the ordinary course of business, does not exceed 5% of the Issuer's total assets or EBITDA or, in the case of a sale of the capital stock of the Issuer's subsidiaries, is between the Issuer or any of the Issuer's wholly owned subsidiaries and another of the Issuer's wholly owned subsidiaries;

         o prior to the sixth anniversary of the issuance date, enter into any agreement with any affiliate (other than certain permitted affiliate transactions), unless such affiliate transaction is determined by a majority of the Issuer's Board of Directors to be fair, reasonable and no less favorable to the Issuer than could have been obtained in an arm's length transaction with a non-affiliate and is approved by a majority of the disinterested members of the Issuer's Board of Directors;

         o materially alter the Issuer's principal line of business or engage in any business unless such business is reasonably related to the Issuer's principal line of business;

         o grant any options to purchase the Issuer's Common Stock or securities convertible into or exchangeable for shares of the Issuer's Common Stock, other than options or securities granted pursuant to a stock option plan having an exercise price equal to or greater than the market value of the Issuer's Common Stock on the date of such grant and accounting for, either individually or in the aggregate, not more than 15% of the Issuer's outstanding Common Stock determined as of the day before the closing on a fully diluted, as-converted basis; or

         o from and after the next annual meeting of stockholders, increase the size of the Issuer's Board of Directors (other than as may be required to satisfy the rights of the Preferred Stock described above) to greater than 12 directors.

         From and after March 19, 2008, the Issuer may not, without the prior approval of a majority of the holders of the shares of Preferred Stock then outstanding:

         o sell any of the Issuer's assets, including the capital stock of the Issuer's subsidiaries;

         o        enter into any agreement with any affiliate;

-----------------------------                      -----------------------------
709668 10 7                                                        Page 15 of 33


         o incur or permit to exist any indebtedness other than indebtedness existing as of such date and indebtedness incurred thereafter under the revolving credit facility in the ordinary course of business to provide for the Issuer's working capital needs;

         o acquire (by merging or consolidating with, or by purchasing an equity interest in or a portion of the assets of) any business, corporation, other business organization, or division thereof or otherwise acquire any material assets (other than inventory or other assets to be sold in the ordinary course of business); and

         o hire or terminate any of the Issuer's executive officers or modify or alter in any way the employment terms relating to any of the Issuer's executive officers.

SALES RIGHTS.
------------

         In addition, the terms of the Preferred Stock require that the Issuer maintain a ratio of consolidated net indebtedness, (defined as the total indebtedness of the Issuer on a consolidated basis, less cash balances in excess of $5.0 million, plus the accreted value of the Preferred Stock), to EBITDA of
7.5 to 1.0 for the twelve month period ending on the last day of December, March, June, and September of each year beginning with the period ending on December 31, 2002. If the Issuer is in violation of this covenant for four consecutive fiscal quarters, then the holders of a majority of the Preferred Stock have the right to cause the Issuer to seek a buyer for all of the Issuer's assets or all of the Issuer's issued and outstanding capital stock. The holders of Preferred Stock will not have this right if their representatives constitute a majority of the Board of Directors. However, an Investor's right to sell its shares of Preferred Stock is subject to certain conditions discussed under the heading "Limitations on the Investors' Right to Convert, Exercise, Vote or Sell" below.

PREEMPTIVE RIGHTS.
-----------------

         Subject to specified limitations, the holders of the Preferred Stock may participate in all of the Issuer's future issuances of equity securities, options or rights to acquire equity securities, or any securities convertible or exchangeable for equity securities.

         The Preferred Stock is subject to the terms and conditions of the Purchase Agreement and the Certificate of Designations. An Investor's ability to convert or sell its Preferred Stock is subject to certain additional conditions discussed under the heading "Limitations on the Investors' Right to Convert, Exercise, Vote or Sell" below. The foregoing description of the Purchase Agreement and the Certificate of Designations is qualified in its entirety by reference to the full text of each document.

WARRANTS.
--------

         The initial exercise price of the Warrants is $7.61 per share. The Warrants are subject to anti-dilution and other adjustments that mirror those applicable to the Preferred Stock. The Warrants are immediately exercisable and expire 10 years after issuance.

         The Warrants are subject to the terms and conditions of the Form of Warrant and the Purchase Agreement. An Investor's ability to exercise or sell its Warrants is subject to certain additional conditions discussed specified under the heading "Limitations on the Investors' Right to Convert, Exercise, Vote or Sell" below. The foregoing description of the Warrants is qualified in its entirety by reference to the full text of the Form of Warrant and the Purchase Agreement.

LIMITATIONS ON THE INVESTORS' RIGHT TO CONVERT, EXERCISE, VOTE OR SELL.
----------------------------------------------------------------------

-----------------------------                      -----------------------------
709668 10 7                                                        Page 16 of 33


         Pursuant to the Purchase Agreement, Certificate of Designations and the Form of Warrant, an Investor's rights to convert its shares of Preferred Stock, exercise its Warrants, or sell shares of its Common Stock acquired pursuant to any conversion or exercise are subject certain limitations, including:

         o Until the Stockholder Approval is obtained and so long as the Issuer's stock is listed on the New York Stock Exchange, the holders of Preferred Stock and Warrants (so long as the Purchase Agreement is in effect) may not convert their Preferred Stock or exercise their Warrants, into more than an aggregate of 19.99% of the Issuer's Common Stock outstanding as of March 18, 2002, or 6,378,874 shares of Common Stock. The Investors and any other holder of Preferred Stock or Warrants are similarly limited to an aggregate of 19.99% of the voting power outstanding as of March 18, 2002 with respect to such Preferred Stock or Warrants.

         o So long as any of the notes under the Indenture or the New Indenture (as defined in the Certificate of Designations) are outstanding, no holder of Preferred Stock or Warrants may convert or exercise its Warrants or Preferred Stock which, after giving effect to such conversion or exercise, would entitle either the Investors collectively and any other holders (or "Group" of holders as defined in Section 11 of the Certificate of Designations) of Preferred Stock or Warrants (so long as the Purchase Agreement is in effect) to direct the votes with respect to an excess of 35% of the aggregate voting equity interests (as defined in the indentures governing such notes). Collectively, the Investors and any other holder of Preferred Stock or Warrants are similarly limited to 35% the aggregate voting power outstanding.

         o Until the Stockholder Approval is obtained, if any Investor intends to convert its Preferred Stock or exercise its Warrants, the Investor must notify the other Investors of such intention. The other Investors may then elect to participate on a PRO RATA basis in such conversion or exercise, based on the number of shares of Preferred Stock or Warrants held by the Investor(s) electing to participate in such conversion or exercise.

         o If any Investor elects to convert its Preferred Stock, elects to exercise its Warrants or elects to sell any shares of Common Stock acquired through such conversion or exercise to one or more third parties when the market price of the Common Stock is below the applicable prices listed on the schedule set forth under "Redemption" above, the Investor must notify each of the other Investors of such intention. The other Investors may then elect to participate, on a PRO RATA basis, in such conversion, exercise or sale based on the number of shares of Preferred Stock, Warrants, or shares of Common Stock, respectively, held by the Investor(s) electing to participate in such conversion, exercise or sale.

         o If either of ABRY Partners or ABACUS on the one hand, or Sandler on the other hand, intend to sell more than 10,000 shares of Preferred Stock (as may be adjusted to reflect any stock split, stock dividend, reclassification or similar transaction) to one or more third parties, the party intending such a sale must notify the other Investors of such intention. Upon receipt of such notice, the other Investors may then elect to participate, on identical terms and on a PRO RATA basis, in such sale based on the number of shares of Preferred Stock held by the Investor(s) electing to participate in such sale.

REGISTRATION RIGHTS.
-------------------

-----------------------------                      -----------------------------
709668 10 7                                                        Page 17 of 33


         The agreements regarding the Preferred Stock provide that the Issuer will file a shelf registration statement with the Securities and Exchange Commission (the "Commission") covering the Common Stock issued or issuable upon conversion of the Preferred Stock and exercise of the Warrants within 45 days after closing of the issuance and use the Issuer's reasonable best efforts to have the registration statement declared effective by the Commission as soon as possible, but in any event within 90 days after closing. If the registration statement is not filed within 45 days after the closing of the issuance, is not declared effective within 90 days of filing, or ceases to be effective at any time prior to the sale of all of the Common Stock covered by that registration statement, the dividend rate will increase by one percentage point. These rights are governed by the terms and conditions of the Registration Rights Agreement, set forth as EXHIBIT 5 hereto. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement.

RIGHTS AGREEMENT AMENDMENT.
--------------------------

         On March 7, 2002, the Board of Directors of the Issuer approved Amendment No. 1, dated as of March 18, 2002, to the Rights Agreement, dated as of June 9, 2002 (the "RIGHTS AGREEMENT"), by and between the Issuer and National City Bank, as successor Rights Agent. This amendment made the provisions of the Rights Agreement inapplicable to the transactions contemplated by the Purchase Agreement. The foregoing description of this amendment is qualified in its entirety by reference to the full text of the amendment, a copy of which is set forth as EXHIBIT 6 hereto and incorporated herein by reference.

         Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

         o The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         o An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         o A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         o Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         o Any material change in the present capitalization or dividend policy of the Issuer;

         o Any other material change in the Issuer's business or corporate structure;

         o Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         o Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         o A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         o        Any action similar to any of those enumerated above.

-----------------------------                      -----------------------------
709668 10 7                                                        Page 18 of 33


         Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

         The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

         The foregoing summaries of the Certificate of Designations of the Preferred Stock, the Rights Agreement, the Warrant, the Purchase Agreement and the Registration Rights Agreement, are qualified in their entirety by reference to Exhibits 2 through 6 to this Statement which are hereby incorporated herein be reference.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, each of Sandler V, Sandler V FTE and Sandler V Germany owns of record 10,699 shares of Preferred Stock convertible into 1,405,913 shares of Common Stock, 3,908 shares of Preferred Stock convertible into 513,535 shares of Common Stock and 393 shares of Preferred Stock convertible into 51,643 shares of Common Stock, respectively, or 4.22%, 1.58% and 0.16%, respectively, of the Issuer's issued and outstanding shares of Common Stock. As of the date hereof, each of Sandler V, Sandler V FTE and Sandler V Germany owns of record Warrants to purchase 342,368 shares of Common Stock, Warrants to purchase 125,056 shares of Common Stock and Warrants to purchase 12,576 shares of Common Stock, respectively, or 1.06%, 0.39% and 0.04% respectively, of the Issuer's issued and outstanding shares of Common Stock.

                  Assuming full conversion of the Preferred Stock and Warrants that were acquired pursuant to the Purchase Agreement, each of Sandler V, Sandler V FTE and Sandler V Germany may be deemed to beneficially own 1,748,281 shares of Common Stock, 638,591 shares of Common Stock and 64,219 shares of Common Stock, respectively, or 5.19%, 1.96% and 0.20%, respectively.

                  By virtue of the fact that SCM is the general partner of SIP and that SIP is the general partner of each of Sandler V, Sandler V FTE and Sandler V Germany, SCM and SIP may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, as converted, which are beneficially owned by the Sandler V Partnerships. Accordingly, as of the date hereof, SCM and SIP may be deemed to own beneficially an aggregate of 2,451,091 shares of Common Stock or 7.13% of the Issuer's outstanding Common Stock.

         (b) Sandler V has the sole power to direct the vote and the sole power to direct the disposition of the 1,748,281 shares of Common Stock that may be deemed to be owned beneficially by it. Sandler V FTE has the sole power to direct the vote and the sole power to direct the disposition of the 638,591 shares of Common Stock that may be deemed to be owned beneficially by it. Sandler V Germany has the sole power to direct the vote and the sole power to direct the disposition of the 64,219 shares of Common Stock that may be deemed to be owned beneficially by it. Each of SCM and SIP has the shared power to direct the vote and the shared power to direct the disposition of the 2,451,091 shares of Common Stock that may be deemed to be owned beneficially by each of them.

         (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

-----------------------------                      -----------------------------
709668 10 7                                                        Page 19 of 33


         (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

         Except for the agreements described above or in response to Items 3 and 4 of this Statement, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Statement, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

-----------------------------                      -----------------------------
709668 10 7                                                        Page 20 of 33


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1 --      Schedule 13D Joint Filing Agreement, dated March 28,
                           2002, by and among Sandler Capital Partners V, L.P.,
                           Sandler Capital Partners V FTE, L.P., Sandler Capital
                           Partners V Germany, L.P., Sandler Investment
                           Partners, L.P. and Sandler Capital Management.

         Exhibit 2 --      Amended and Restated Series B Convertible Preferred
                           Stock and Warrant Purchase Agreement, dated as of March 18, 2002, among Penton Media, Inc. and the investors listed on Schedule 1 attached thereto.

         Exhibit 3 --      Certificate of Designations, Preferences and Rights
                           of the Series B Convertible Preferred Stock of Penton
                           Media, Inc.

         Exhibit 4 --      Form of Warrant to purchase common stock of Penton
                           Media, Inc.

         Exhibit 5 --      Registration Rights Agreement, dated March 19, 2002,
                           between Penton Media, Inc. and the Investors.

         Exhibit 6 --      Amendment No. 1, dated as of March 18, 2002, to the
                           Rights Agreement, by and between Penton Media, Inc.
                           and National City Bank, as successor Rights Agent.

-----------------------------                      -----------------------------
709668 10 7                                                        Page 21 of 33


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 28, 2002.


                        SANDLER CAPITAL MANAGEMENT

                        By: MJDM Corp., a general partner

                            By: /s/ Moira Mitchell
                                -----------------------------------------------
                                Name:   Moira Mitchell
                                Title:  President


                        SANDLER CAPITAL PARTNERS V, L.P.

                        By: Sandler Investment Partners, L.P.

                            By: Sandler Capital Management

                                By: MJDM Corp., a general partner

                                    By: /s/ Moira Mitchell
                                        ---------------------------------------
                                        Name:   Moira Mitchell
                                        Title:  President


                        SANDLER CAPITAL PARTNERS V FTE, L.P.

                        By: Sandler Investment Partners, L.P.

                            By: Sandler Capital Management

                                By: MJDM Corp., a general partner

                                    By: /s/ Moira Mitchell
                                        ---------------------------------------
                                        Name:   Moira Mitchell
                                        Title:  President


                        SANDLER CAPITAL PARTNERS V GERMANY, L.P.

                        By: Sandler Investment Partners, L.P.

                            By: Sandler Capital Management

                                By: MJDM Corp., a general partner

                                    By: /s/ Moira Mitchell
                                        ---------------------------------------
                                        Name:   Moira Mitchell
                                        Title:  President

-----------------------------                      -----------------------------
709668 10 7                                                        Page 22 of 33


                        SANDLER INVESTMENT PARTNERS, L.P.

                        By: Sandler Capital Management

                            By: MJDM Corp., a general partner

                                By: /s/ Moira Mitchell
                                    -------------------------------------------
                                    Name:    Moira Mitchell
                                    Title:   President

-----------------------------                      -----------------------------
709668 10 7                                                        Page 23 of 33


                                   SCHEDULE A

The following Schedule sets forth the controlling persons, the executive officers and the directors of each of the General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

                                   MJDM CORP.


                                  NAME/POSITION
                                   CITIZENSHIP
          PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
                             AND ADDRESS OF EMPLOYER

Michael Marocco, Sole Shareholder and Controlling Person
                                  United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Moira Mitchell, President
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Kathy Rose, Vice President, Treasurer and Secretary
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Michael Todres, Director
                                  United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

-----------------------------                      -----------------------------
709668 10 7                                                        Page 24 of 33


                                  FOUR JK CORP.


                                  NAME/POSITION
                                   CITIZENSHIP
          PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
                             AND ADDRESS OF EMPLOYER


John Kornreich, Majority Shareholder and Controlling Person
                                  United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Moira Mitchell, President
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Kathy Rose, Vice President, Treasurer and Secretary
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Moira Mitchell, Director
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153

-----------------------------                      -----------------------------
709668 10 7                                                        Page 25 of 33


                                   ALCR CORP.


                                  NAME/POSITION
                                   CITIZENSHIP
          PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
                             AND ADDRESS OF EMPLOYER


Andrew Sandler, Sole Shareholder and Controlling Person
                                  United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Moira Mitchell, President
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Ellen O'Keefe, Treasurer and Secretary
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Ricky Sandler, Director
                                  United States
Investments
Eminence Partners LLC,
Investment Management
20 Park Avenue
Suite 3300
New York, New York 10166

-----------------------------                      -----------------------------
709668 10 7                                                        Page 26 of 33


                                    ARH CORP.


                                  NAME/POSITION
                                   CITIZENSHIP
          PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
                             AND ADDRESS OF EMPLOYER


Harvey Sandler, Majority Shareholder and Controlling Person
                                  United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Jeffrey M. Levine, President
                                  United States
Chief Financial Officer
Sandler Enterprises,
Investment Services
1555 North Park Drive
Suite 101
Weston, Florida  33329


Moira Mitchell, Treasurer and Secretary
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Ricky Sandler, Director
                                  United States
Investments
Eminence Partners LLC,
Investment Management
20 Park Avenue
Suite 3300
New York, New York 10166

-----------------------------                      -----------------------------
709668 10 7                                                        Page 27 of 33


                                   SERF CORP.


                                  NAME/POSITION
                                   CITIZENSHIP
          PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
                             AND ADDRESS OF EMPLOYER


Douglas Schimmel, Sole Shareholder and Controlling Person
                                  United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Moira Mitchell, President
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Kathy Rose, Vice President and Secretary
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Michael Todres, Director
                                  United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

-----------------------------                      -----------------------------
709668 10 7                                                        Page 28 of 33


                                  TERPSI CORP.


                                  NAME/POSITION
                                   CITIZENSHIP
          PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
                             AND ADDRESS OF EMPLOYER


Hannah Stone, Sole Shareholder and Controlling Person
                                  United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Moira Mitchell, President
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Kathy Rose, Vice President and Secretary
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Michael Todres, Director
                                  United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

-----------------------------                      -----------------------------
709668 10 7                                                        Page 29 of 33


                                  RF SCM CORP.


                                  NAME/POSITION
                                   CITIZENSHIP
          PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
                             AND ADDRESS OF EMPLOYER


Robert Fowler, Sole Shareholder and Controlling Person
                                  United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Moira Mitchell, President
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Kathy Rose, Vice President and Secretary
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Michael Todres, Director
                                  United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

-----------------------------                      -----------------------------
709668 10 7                                                        Page 30 of 33


                                  RAK SCM CORP.


                                  NAME/POSITION
                                   CITIZENSHIP
          PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
                             AND ADDRESS OF EMPLOYER


Richard Keller, Sole Shareholder and Controlling Person
                                  United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Moira Mitchell, President
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Kathy Rose, Vice President and Secretary
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Michael Todres, Director
                                  United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

-----------------------------                      -----------------------------
709668 10 7                                                        Page 31 of 33


                                  DRP SCM CORP.


                                  NAME/POSITION
                                   CITIZENSHIP
          PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
                             AND ADDRESS OF EMPLOYER


David Powers, Sole Shareholder and Controlling Person
                                  United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Moira Mitchell, President
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Kathy Rose, Vice President and Secretary
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Michael Todres, Director
                                  United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

-----------------------------                      -----------------------------
709668 10 7                                                        Page 32 of 33


                                  SAM SCM CORP.


                                  NAME/POSITION
                                   CITIZENSHIP
          PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
                             AND ADDRESS OF EMPLOYER


Samantha McCuen, Sole Shareholder and Controlling Person
                                  United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Moira Mitchell, President
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Kathy Rose, Vice President and Secretary
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Michael Todres, Director
                                  United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

-----------------------------                      -----------------------------
709668 10 7                                                        Page 33 of 33


                                  WAB SCM CORP.


                                  NAME/POSITION
                                   CITIZENSHIP
          PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
                             AND ADDRESS OF EMPLOYER


William Bianco, Sole Shareholder and Controlling Person
                                  United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Stacey Seewald, President
                                  United States
Vice President
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Moira Mitchell, Vice President and Secretary
                                  United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Michael Todres, Director
                                  United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590